NO ACT

PE
12-22-11



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561


11008667

December 23, 2011

Steven R. Mackey
Helmerich & Payne, Inc.
Steve.Mackey@hpinc.com

Re: Helmerich & Payne, Inc.

Dear Mr. Mackey:

This is in regard to your letter dated December 22, 2011 concerning the shareholder proposal submitted by the New York State Common Retirement Fund for inclusion in Helmerich & Payne's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Helmerich & Payne therefore withdraws its December 19, 2011 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Carmen Moncada-Terry
Special Counsel

cc: Patrick Doherty
State of New York Office of the State Comptroller
Pension Investments & Cash Management
633 Third Avenue-31st Floor
New York, NY 10017



HELMERICH & PAYNE, INC. 1437 SOUTH BOULDER AVENUE · TULSA, OKLAHOMA 74119

STEVEN R. MACKEY
Executive Vice President
General Counsel
and Chief Administrative Officer

December 22, 2011

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Helmerich & Payne, Inc.— Withdrawal of No-Action Letter Request Regarding the Shareholder Proposal of the New York State Common Retirement Fund

Ladies and Gentlemen:

In a letter dated December 19, 2011, Helmerich & Payne, Inc., a Delaware corporation (the "Company"), requested that the staff of the Division of Corporation Finance recommend to the Securities and Exchange Commission that no enforcement action be taken if the Company excludes a shareholder proposal (the "Proposal") submitted by the New York State Common Retirement Fund (the "Proponent") from its proxy materials for its 2012 Annual Meeting of Stockholders.

Attached hereto as Exhibit A is a letter from the Proponent dated December 21, 2011, stating that the Proponent voluntarily withdraws the Proposal. In reliance on the Proponent's withdrawal letter, the Company hereby withdraws its December 19, 2011 no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8(e)(2) under the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact me at (918) 588-5432 with any questions concerning this matter.

Very truly yours,



Steven R. Mackey
Executive Vice President, Secretary, General Counsel, and Chief Administrative Officer

cc: Patrick Doherty, New York State Common Retirement Fund

EXHIBIT A

THOMAS P. DiNAPOLI
STATE COMPTROLLER



STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

PENSION INVESTMENTS
& CASH MANAGEMENT
633 Third Avenue-31st Floor
New York, NY 10017
Tel: (212) 681-4489
Fax: (212) 681-4468

December 21, 2011

Mr. Jonathan M. Cinocca
Helmerich & Payne, Inc. – Legal Dept.
1437 South Boulder Ave., Suite 1400
Tulsa, Oklahoma 74119

Dear Cinocca:

On the basis of the information provided in your recent correspondence with our office, I hereby withdraw the resolution filed with your company by the Office of the State Comptroller on behalf of the New York State Common Retirement Fund.

Very truly yours,



Patrick Doherty
pd:jm
Enclosures



HELMERICH & PAYNE, INC. 1437 SOUTH BOULDER AVENUE · TULSA, OKLAHOMA 74119

STEVEN R. MACKEY
Executive Vice President
General Counsel
and Chief Administrative Officer

December 19, 2011

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Helmerich & Payne, Inc.— Notice of Intent to Omit the Shareholder Proposal of the New York State Common Retirement Fund from Proxy Materials Pursuant to Rule 14a-8(e)(2)

Ladies and Gentlemen:

Helmerich & Payne, Inc., a Delaware corporation (the "Company"), files this letter under Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a shareholder proposal (the "Proposal") from the Company's proxy materials for its Annual Meeting of Stockholders to be held March 7, 2012 (the "2012 Proxy Materials"). The Proposal was submitted by the New York State Common Retirement Fund (the "Proponent"). For the reasons stated below, the Company asks that the staff of the Division of Corporation Finance of the Commission (the "Staff") recommend to the Commission that no enforcement action be taken if the Company excludes the Proposal from its 2012 Proxy Materials. A copy of the Proposal, along with the related cover letter, is attached hereto as Exhibit A.

The Company expects to file its definitive 2012 Proxy Materials with the Commission on or about January 26, 2012, and commence mailing the 2012 Proxy Materials as of the same date. Accordingly, we would appreciate the Staff's prompt advice with respect to this matter.

In accordance with Staff Legal Bulletin 14D (November 7, 2008), this letter is being transmitted via electronic mail. Also, in accordance with Rule 14a-8(j) of the Exchange Act, the Company is simultaneously sending a copy of this letter and its attachments to the Proponent as notice of its intention to exclude the Proposal and supporting statements from the 2012 Proxy Materials and the reasons for the omission.

918-742-5531

I. Grounds for Exclusion of the Proposal.

The Company received the Proposal after the deadline for submission of shareholder proposals. Therefore, the Company may exclude the Proposal pursuant to Rule 14a-8(e)(2).

Rule 14a-8(e)(1) states that a shareholder's proposal for a company's annual meeting must be submitted by the deadline found in the company's prior year proxy statement. Rule 14a-8(e)(1) also provides that shareholder proposals should be submitted by methods that permit the shareholder to prove the date of delivery. Rule 14a-8(f)(1) permits a company to exclude from its proxy materials any shareholder proposal submitted after the deadline for submitting such proposals. Rule 14a-8(f)(1) further allows a company to exclude a shareholder proposal without sending a 14-day notice of deficiency where a shareholder fails to submit a proposal by a properly determined deadline.

Rule 14a-8(e)(2) states that a shareholder proposal being submitted for a company's annual meeting "must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting" for the submission to be deemed timely for Rule 14a-8 purposes.

Consistent with the requirements of Rule 14a-8(e)(2), the Company disclosed in its proxy statement relating to its Annual Meeting of Stockholders held March 2, 2011 (the "2011 Proxy Statement") that September 28, 2011 was the deadline for submitting shareholder proposals for inclusion in the 2012 Proxy Materials (the "Deadline"). In the 2011 Proxy Statement, under the heading "Shareholder Proposals," the Company stated: "Our annual meeting for 2012 will be held Wednesday, March 7, 2012. Any stockholder wishing to submit a proposal to the vote of the stockholders at the 2012 annual meeting must submit the proposal or proposals in writing to us at our headquarters in Tulsa, Oklahoma, Attention: Corporate Secretary, on or before September 28, 2011, in order for the proposal or proposals to be considered for inclusion in our Proxy Statement and accompanying proxy."

The Company did not receive the Proposal until December 1, 2011, over two months after the Deadline.

In no-action letters, the Staff has strictly construed the deadline for receipt of shareholder proposals under Rule 14a-8, permitting companies to omit from proxy materials those proposals received after the deadline, even if by only one or two days. *See, e.g.*, *Wal-Mart Stores, Inc.* (available March 26, 2010) (permitting the exclusion of a proposal received eight days after the deadline); *Bank of America Corporation* (available March 1, 2010) (permitting the exclusion of a proposal received almost three months after the deadline); *Cardinal Health, Inc.* (available December 16, 2009) (permitting the exclusion of a proposal received over five months after the deadline); *Verizon Communications, Inc.* (available January 29, 2009) (permitting the exclusion of a proposal submitted 20 days after the deadline); and *City National Corp.* (available January 17, 2008) (permitting the exclusion of a proposal received one day after the deadline).

Furthermore, the Staff has informed stockholders that they should submit proposals "well in advance of the deadline and by a means that allows the stockholder to demonstrate the date the proposal was received at the company's principal executive offices." Staff Legal Bulletin No. 14 (July 13, 2001).

In view of the foregoing, the Company has concluded that it may exclude the Proposal from the 2012 Proxy Materials in reliance on Rule 14a-8(e)(2) because the Proposal was received after the Deadline.

II. Request for Waiver of Rule 14a-8(j)(1) Deadline.

The Company further requests that the Staff waive the 80-day filing requirement set forth in Rule 14a-8(j)(1) for good cause due to the untimely receipt of the Proposal after the 80-day deadline had passed.

Rule 14a-8(j)(1) requires that, if a company "intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission." Rule 14a-8(j)(1) allows the staff to waive the deadline if a company can show "good cause." The Staff has consistently found that the untimely submission of a shareholder proposal after the 80-day deadline had passed constituted "good cause" to waive the 80-day requirement of Rule 14a-8(j)(1). *See, e.g., Merck & Co., Inc.* (available May 4, 2010); *Altria Group Inc.* (available April 2, 2010); and *Bank of America Corporation* (available March 1, 2010).

Accordingly, the Company requests the Staff to waive the 80-day requirement of Rule 14a-8(j)(1) due to the untimely submission of the Proposal to the Company.

III. Conclusion.

Based on the foregoing, and without addressing or waiving any other possible grounds for exclusion, the Company requests the Staff confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from the 2012 Proxy Materials.

If I can be of any further assistance in this matter, please do not hesitate to contact me at (918) 588-5432.

Very truly yours,



Steven R. Mackey
Executive Vice President, Secretary, General
Counsel, and Chief Administrative Officer

EXHIBIT A



THOMAS P. DiNAPOLI
STATE COMPTROLLER

STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER


LEGAL DEPT.
DEC 0 1 2011
REC'D

PENSION INVESTMENTS
& CASH MANAGEMENT
633 Third Avenue-31st Floor
New York, NY 10017
Tel: (212) 681-4489
Fax: (212) 681-4468

November 30, 2011

Steven R. Mackey
Corporate Secretary
Helmerich & Payne, Inc.
1437 South Boulder Ave.
Tulsa, Oklahoma 74119

Dear Mr. Mackey:

The Comptroller of the State of New York, The Honorable Thomas P. DiNapoli, is the sole Trustee of the New York State Common Retirement Fund (the "Fund") and the administrative head of the New York State and Local Employees' Retirement System and the New York State Police and Fire Retirement System. The Comptroller has authorized me to inform Helmerich & Payne, Inc. of his intention to offer the enclosed shareholder proposal for consideration of stockholders at the next annual meeting.

I submit the enclosed proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from J.P. Morgan Chase, the Fund's custodial bank, verifying the Fund's ownership, continually for over a year, of Helmerich & Payne, Inc. shares, will follow. The Fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, we will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 681-4823 should you have any further questions on this matter.

Very truly yours,

Patrick Doherty
pd:jm
Enclosures

SUSTAINABILITY REPORTING

WHEREAS, Investors and consumers increasingly request that companies report their environmental initiatives. A recent KPMG survey found that 80% of the Global Fortune 250 companies release corporate responsibility (or "sustainability") data, up from 64% in 2005.

Major institutional investors managing over $16 trillion in assets such as Deutsche Bank and Goldman Sachs have signed onto the United Nations Principles for Responsible Investment, thus promising to incorporate sustainability into investment analysis and decision-making.

We believe developing a sustainability report allows a company to be more responsive to the global context of finite natural resources, shifting legislation, and changing public expectations of corporate behavior. The reporting process helps companies to: gain value from existing corporate social responsibility efforts, identify gaps and opportunities, develop company-wide communications, and publicize innovative practices or respond to critiques.

In 2007, the Intergovernmental Panel on Climate Change found "warming of the climate system is unequivocal" and manmade greenhouse gas (GHG) emissions are now believed, with greater than 90% certainty, to be the cause.

We believe Helmerich & Payne will benefit from disclosing and mitigating its impact on the environment and society. Given that Helmerich & Payne is engaged in land-based and off-shore drilling operations (which have major impacts on the environment), we believe the importance of a corporate-wide analysis of sustainability issues is especially important.

RESOLVED, Shareholders request that the Board of Directors issue a sustainability report to shareholders. The report, which shall be of reasonable cost and omit proprietary information, should be issued by December 2012.

Supporting Statement

The report should include the company's definition of sustainability, as well as a company-wide review of company policies, practices, and metrics related to long-term social and environmental sustainability.

We recommend Helmerich & Payne be guided by the Global Reporting Initiative's (GRI) Sustainability Reporting Guidelines ("the Guidelines") to prepare the report. The GRI is an international organization developed with representatives from the business, environmental, human rights and labor communities. The Guidelines cover environmental impacts, labor practices, human rights, product responsibility and community impacts. The Guidelines provide a flexible reporting system that allows the omission of content irrelevant to company operations. Over 1500 companies use or consult the Guidelines for sustainability reporting, including BASF, The U.S. Army, and Exxon.